UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
_______________________

SouFun Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

Amit Gupta
6th Floor, Tower A
1 CyberCity, Ebene, Mauritius
+230 (403) 6074
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

With a copy to:

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
(203) 629-8600
_______________________

September 22, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing four Class A ordinary shares.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 836034108	Schedule 13D	Page 2 of 10

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,347,720
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,347,720
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,347,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No.: 836034108	Schedule 13D	Page 3 of 10

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Mauritius Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,347,720
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,347,720
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,347,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No.: 836034108	Schedule 13D	Page 4 of 10

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Mauritius) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,347,720
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,347,720
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,347,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No.: 836034108	Schedule 13D	Page 5 of 10

Item 1.  Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A ordinary shares”) of SouFun Holdings Limited (the “Company”).   The principal executive offices of the Company are located at  8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing four Class A ordinary shares, are listed on the New York Stock Exchange under the symbol “SFUN.”  The Reporting Persons own only Class A ordinary shares and do not own any ADSs.

Item 2.  Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic GenPar (Mauritius) Limited, a Mauritius private company limited by shares (“GenPar”), and General Atlantic Mauritius Limited, a Mauritius private company limited by shares (“GA Mauritius”).   GenPar owns a majority of GA Mauritius’ voting  shares. GA owns all the outstanding shares of GenPar.  The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (Chief Executive Officer), John Bernstein, Mark F. Dzialga, Abhay Havaldar, David C. Hodgson, Rene M. Kern, Jonathan C. Korngold, Christopher G. Lanning, Jeff X. Leng, Anton J. Levy, Adrianna Ma, Marc F. McMorris, Thomas J. Murphy, Matthew Nimetz, Fernando Oliveira, Ranjit Pandit, Andrew C. Pearson, David A. Rosenstein, Sunish Sharma, Tom C. Tinsley, Philip P. Trahanas, and Florian P. Wendelstadt (collectively, the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of GA Mauritius and GenPar is listed on Schedule A hereto and (ii) the GA Managing Directors is listed on  Schedule B hereto.  The present principal occupation of each GA Managing Director is as a managing director at GA. As discussed under Item 6 below, Mr. Leng has been designated by GA Mauritius to be appointed as a member of the board of directors of the Company. GA is located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830.  GenPar and GA Mauritius are located at 6th Floor, Tower A, 1 CyberCity, Ebene, Mauritius.  Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 22, 2010, the date the initial public offering (the “IPO”) of the Company’s ADSs was consummated, GA Mauritius purchased 15,347,720 Class A ordinary shares from Telstra International Holdings (“Telstra”) for an aggregate purchase

CUSIP No.: 836034108	Schedule 13D	Page 6 of 10

price of $163,069,525, in a private placement, pursuant to a Share Purchase Agreement, dated as of August 13, 2010 (the “Purchase Agreement”), by and among Telstra, GA Mauritius, Hunt 7-A Guernsey L.P. Inc. (“Hunt 7-A”), Hunt 7-B Guernsey L.P. Inc. (“Hunt 7-B”), and Hunt 6-A Guernsey L.P. Inc. (“Hunt 6-A” and, together with Hunt 7-A and Hunt 7-B, “Apax”), Next Decade Investments Ltd. (“Next Decade”) and Digital Link Investment Limited (“Digital Link”).

GA Mauritius obtained the funds to purchase the Class A ordinary shares from contributions from its shareholders.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Class A ordinary shares reported herein for investment purposes.  Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Class A ordinary shares.  The Reporting Persons expect that they will, from time to time, review their investment position in the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the Class A ordinary shares.  In addition, the Reporting Persons may, from time to time, make additional purchases of Class A ordinary shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Class A ordinary shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A ordinary shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Class A ordinary shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, GA Mauritius owns of record 15,347,720 Class A ordinary shares, representing 30.2% of the Company’s issued and outstanding Class A ordinary shares.

By virtue of the fact that (i) GenPar owns a majority of GA Mauritius’ voting shares and (ii) GA owns all of the outstanding shares of GenPar, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Ordinary Shares owned of record by GA Mauritius.    As a result, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 15,347,720 Class A ordinary shares (calculated on the basis of the number of Class A

CUSIP No.: 836034108	Schedule 13D	Page 7 of 10

ordinary shares which may be acquired by the Reporting Persons within 60 days), or 30.2% of the Company’s issued and outstanding Class A ordinary shares.

(b)  Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 15,347,720 Class A ordinary shares that may be deemed to be owned beneficially by each of them.

(c)  Except as set forth in Item 3, Item 6 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A ordinary shares during the past 60 days.

(d)      No person other than the persons listed or the shareholders of GA Mauritius is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

GA, GenPar, GA Mauritius and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the Class A ordinary shares held by GA Mauritius, as well as such other action taken on behalf of the Reporting Persons with respect to the Class A ordinary shares held by GA Mauritius as they deem to be in the collective interest of the Reporting Persons.

Share Purchase Agreement

As noted above, in accordance with the Share Purchase Agreement, on September 22, 2010, GA Mauritius purchased 15,347,720 Class A ordinary shares from Telstra.

Option Agreement

In connection with the Share Purchase Agreement, GA Mauritius entered into a Call Option Agreement, dated August 13, 2010, with Next Decade pursuant to which it granted Next Decade an option (the “Option”) to purchase 987,656 Class A ordinary shares from GA Mauritius. The Option can be exercised anytime after the closing of the transactions contemplated by the Purchase Agreement, will expire on September 22, 2012 and may only be exercised in full. The exercise price for the Option is US$10.625 per share plus 5.0% per annum of such price, calculated on the basis of the actual number of days elapsed from the date of closing of the transactions contemplated by the Purchase Agreement to the exercise date of the Option, computed on the basis of a 365-day year. The number of shares subject to the Option and the exercise price are subject to customary anti-dilution adjustments.

Investor’s Rights Agreement

In connection with the Share Purchase Agreement, GA Mauritius entered into an Investor’s Rights Agreement with the Company, Apax, Next Decade and Digital Link,

CUSIP No.: 836034108	Schedule 13D	Page 8 of 10

dated August 13, 2010 (the “Investor’s Rights Agreement”). Under the Investor’s Rights Agreement, the Company agreed to create two vacancies on its board of directors upon the closing of the IPO and to appoint a director designated by GA Mauritius to fill one vacancy and a director designated by Apax to fill the other vacancy. In accordance with this provision, Mr. Leng was designated by GA Mauritius to be appointed as a director of the Company and became a director on September 16, 2010 .

In addition, under the Investor’s Rights Agreement, the Company agreed that so long as GA Mauritius and its affiliates own at least 10.0% of the Class A ordinary shares, GA Mauritius will be permitted to designate one nominee to the Company’s board of directors at each shareholder meeting at which members of the Company’s board of directors are elected and agreed to cause the such nominee to be elected.  In addition, under the Investor’s Rights Agreement, a designee of either GA Mauritius or Apax will serve on the Company’s audit committee, compensation committee and nomination and corporate governance committee or, if  such designee is unable to meet all requirements under applicable laws, rules and regulations, such designee will be permitted to participate as a non-voting observer. Under the Investor’s Rights Agreement, subject to certain limited  exceptions, each of GA Mauritius and Apax has agreed not to dispose of any Class A ordinary shares for 180 days following the consummation of the IPO and has agreed that it will not transfer more than 5.0% of the Company’s issued and outstanding share capital to a competitor of the Company in a single transaction or a series of related transactions, without the prior written consent of the Company’s board of directors. Each of GA Mauritius, Apax, Next Decade and Digital Link will have a right of first offer if one of the other parties proposes to sell more than 10.0% of the Company’s issued and outstanding share capital in a single private placement transaction or a series of related private placement transactions. Each of GA Mauritius and Apax were also granted certain pre-emptive rights.

Registration Rights Agreement

In connection with the Share Purchase Agreement, GA Mauritius also entered into the Registration Rights Agreement, dated August 13, 2010, with the Company and Apax (the “Registration Rights Agreement”). Under the Registration Rights Agreement, beginning 180 days after the consummation of the IPO, GA Mauritius will have demand registration rights pursuant to which it may require the Company to effect the registration of all or a portion of GA Mauritius’s Class A ordinary shares, provided that the aggregate price of registrable securities to be sold to the public is equal to or greater than US$20.0 million. Each of GA Mauritius and Apax is entitled to a total of two demand registrations (registrations to be effected under a registration statement on Form F-3 are not counted as demand registrations).

Once the Company is eligible to use Form F-3, GA Mauritius will have the right to require the Company to register its Class A ordinary shares on a Form F-3, provided that the aggregate price of registrable securities to be sold to the public is equal to or greater than US$5.0 million.  If requested by GA Maturitius, the Form F-3 registration will be for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (“Securities Act”), and/or if the Company is a “well-known seasoned issuer” (as defined in Rule 405 promulgated under the Securities Act) be on an “automatic shelf registration statement” (as defined in Rule 405 promulgated under the Securities Act).  The Company has agreed to pay certain expenses in connection with

CUSIP No.: 836034108	Schedule 13D	Page 9 of 10

any demand and Form F-3 registration.  In addition, GA Mauritius also has piggyback registration rights to request that their Class A ordinary shares be included in any registration of  the Class A ordinary shares by the Company or any other shareholder, other than registrations on Form F-4 or S-8 or in compensation or acquisition-related registrations.  GA Mauritius’ ability to include its Class A ordinary shares in a registration (other than a demand registration) is subject to customary cutbacks.

Lock Up Agreement

GA Mauritius has agreed with the underwriters of the IPO that for a period of 180 days after the closing of the IPO it will not  sell, transfer or otherwise dispose of, and will not announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters any Class A ordinary shares, ADSs or any securities that are substantially similar to the Class A ordinary shares or ADSs.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2:	Call Option Agreement, dated August 13, 2010.
Exhibit 3:	Share Purchase Agreement, dated August 13, 2010, among GA Mauritius, Apax, Next Decade, Media Partner and Digital Link.
Exhibit 4:
Registration Rights Agreement among the Company, GA Mauritius and Apax, dated August 13, 2010 (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-1, filed with the Commission on September 2, 2010 (File No. 333-169170)).

Exhibit 5:	Lock Up Agreement, dated August 13, 2010.
Exhibit 6:
Investor’s Rights Agreement among the Company, GA Mauritius, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1, filed with the Commission on September 2, 2010 (File No. 333-169170)).

CUSIP No.: 836034108	Schedule 13D	Page 10 of 10

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2010.

GENERAL ATLANTIC LLC

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Chairman and Managing Director

GENERAL ATLANTIC MAURITIUS LIMITED

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Director

GENERAL ATLANTIC (GENPAR) MAURITIUS LIMITED

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Director